May 7, 2025

Lucas Dow
Chief Executive Officer
Sayona Mining Limited
Level 28, 10 Eagle Street
Brisbane, Queensland 4000
Australia

       Re: Sayona Mining Limited
           Registration Statement on Form F-4
           Filed April 24, 2025
           File No. 333-286715
Dear Lucas Dow:

       We have reviewed your registration statement and have the following comments.

        Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

       After reviewing any amendment to your registration statement and the information you provide in response to this letter, we may have additional comments.

Registration Statement on Form F-4
Risk Factors
Sayona ADS Holders may not be entitled to a jury trial with respect to claims arising under the deposit agreement, page 43

1. We note your response to prior comment 15, including your added disclosure that Sayona believes that a contractual pre-dispute jury trial waiver provision is generally enforceable, including under the laws of the State of New York, which govern the deposit agreement, by a federal or state court in the State of New York, which has nonexclusive jurisdiction over matters arising under the deposit agreement.
       We further note that Section 7.6 of the Form of Deposit Agreement at
Exhibit 4.1
       does not refer to such jurisdiction as "nonexclusive." Please revise to clarify this inconsistency or advise.
 May 7, 2025
Page 2

Background of the Merger, page 73

2. Please revise your Background section to discuss in greater detail the material changes between the merger agreement executed on November 18, 2024, and amendment no.
       1 to the merger agreement, executed on April 22, 2025. Please also disclose which party sought to renegotiate the terms of the merger.
3. We note your response to prior comment 3 and reissue the comment in part. Please revise to expand your disclosure to discuss the underlying reasons for the equity raise agreements with Canaccord and RCF.
Sayona Unaudited Pro Forma Combined Financial Information
Notes to the Unaudited pro Forma Combined Financial Information
Note 2. Estimated Consideration and Preliminary Purchase Price Allocation, page 188

4. We note that the purchase price of AUS 197,774 on page 189 subtracts out the buy-
       out of non-controlling interest in Sayona Quebec of AUS 61,248 and settlement of pre-existing contractual arrangements of AUS 203,733, which then equals
AUS
       (67,247). Please address the following comments:

             Tell us and disclose why the AUS (67,247) subtotal is presented, what this amount is meant to represent, and the purpose of its presentation.

             Describe in detail what the    Settlement of pre-existing
contractual arrangements
           of AUS 203,733 represents and disclose the terms of the settlement. Also, explain why this amount is subtracted from the purchase price then added back in again
           when calculating the    Net gain from bargain purchase    as it
appears to be a wash.

             Confirm, if true, that the AUS 61,248 buy-out of non-controlling interests in
           Sayona Quebec represents the buy out of the 25% interest owned by Piedmont. If true, tell us how this this amount was derived and how it relates to
Piedmont   s
           recorded value of USD 70,172 for the 25% interest as of December 31, 2024 .

             Tell us why there is no bargain purchase gain recorded in the pro forma combined statement of operations for the six months ended December 31, 2024.

Comparison of Rights of Sayona Shareholders and Piedmont Stockholders Forum, page 238

5. We note your disclosure that, under the Constitution, each member submits to the non-exclusive jurisdiction of the Supreme Court of Queensland, the Federal Court of
       Australia and the courts which may hear appeals from those courts. Please revise to include attendant risk factor disclosure addressing any increased costs to bring a claim, that such provisions can discourage claims or limit investors ability to bring a claim in a judicial forum that they find favorable, and any questions concerning enforceability. Your disclosure should also state that investors cannot waive compliance with the federal securities laws and the rules and regulations thereunder.
 May 7, 2025
Page 3

Change in Registrant's Certifying Accountant, page 292

6. We reviewed the revised disclosures made in response to comment 16. It appears that the following auditors have been engaged and provided you with services or will be engaged to provide services in the future:

             Moore Australia Audit (QLD) Pty Ltd, referred herein as    Moore
(QLD)
             Moore Australia Audit (WA), referred herein as    Moore (WA)
             Ernst & Young LLP, referred herein as    E&Y

       Please address the following comment:

             It appears that Moore (QLD) either resigned, declined to stand for re-election or was dismissed, and that Moore (WA) was engaged as your independent registered public accounting firm for purpose of this proxy statement/prospectus. Please present all disclosures required by Item 14(j) of Form F-4 and Item 16F of Form
           20-F for the removal of Moore (QLD) and engagement of Moore (WA). If our understanding is incorrect, please advise.

             Please tell us whether Moore (QLD) and Moore (WA) are related, and if so, how. We note on page 3 of your initial DRS filing on February 27, 2025 that they appear to be separate accounting firms since you disclose that Moore Australia refers to Moore Australia Audit (QLD) Pty Ltd, and, for periods prior to
           October 1, 2024, also refers to Nexia Brisbane Audit Pty Ltd. For the avoidance of doubt, such term does not refer to Moore Australia Audit (WA).

             The 4th paragraph in this section refers to the audit report of Moore (QLD) for the fiscal years ended June 30, 2024 and 2023. However, the audit report for these two fiscal years in the F-4 is from Moore (WA). Explain this inconsistency to us.

             Tell us whether Moore (QLD) previously audited Sayona   s
financial statements
           for the year(s) ended June 30, 2024 and 2023. Also tell us whether Moore (QLD)
           is registered with the PCAOB.

             Tell us which audit firm reviewed Sayona   s interim financial
statements for the
           six months ended December 31, 2024.
7.     You state that Sayona   s Board approved the engagement of E&Y on
November 12,
       2024, that your shareholders' appoved the the appoint of E&Y at the annual meeting on November 28, 2024, and that and E&Y was appointed independent auditor under the Australian Corporation Act on December 2, 2024. However, you go on to state that E&Y has not been appointed as the independent public accounting firm of
       Sayona.
 May 7, 2025
Page 4

       Please address the following comment:

             Describe the process that Management and/or the Board of Directions must undertake to change auditors in Australia. In addition, explain the approval process required under the Australian Corporations Act and by the Australian
           Securities and Investments Commission.

             Explain the distinction between Board approval of the engagement of E&Y, shareholder approval of E&Y, appointment of E&Y under the Australian Corporation Act, and appointment as the independent public accounting firm of
           Sayona.

             Discuss the timing of E&Y   s expected appointment and tell us
when you expect
           to be required to present Item 16F of Form 20-F disclosures regarding change in
           registrants    certifying accountant.

             Tell us whether you have communicated with E&Y subsequent to November 28,
           2024.
Sayona Mining Limited Financial Statements
Report of Registered Public Accounting Firm, page F-46

8. We note that you changed the audit report date from December 2, 2024 as presented in your initial DRS filing to April 11, 2025 in the current F-4 filing. Supplementally, tell us why the audit report date was changed.
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

       Please contact Yong Kim at 202-551-3323 or Gus Rodriguez at 202-551-3752 if you have questions regarding comments on the financial statements and related matters. Please contact Claudia Rios at 202-551-8770 or Liz Packebusch at 202-551-8749 with any other questions.



                                                             Sincerely,

                                                             Division of
Corporation Finance
                                                             Office of Energy &
Transportation
cc:   Avner Bengera, Esq.